Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Options Three Porphyry Copper Projects to
Savant Explorations

Vancouver, British Columbia, October 30, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) --Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that it has entered into three exploration and earn-in agreements, through its wholly-owned subsidiary Bronco Creek Exploration Inc., with Savant Explorations Ltd. (TSX Venture: SVT) (“Savant”) for the Jasper Canyon, Buckhorn Creek, and Frazier Creek porphyry copper projects (each a “Project” and collectively the “Projects”). The Jasper Canyon and Buckhorn Creek Projects are located in the Laramide porphyry copper belt of southern Arizona and the Frazier Creek Project is located in the Battle Mountain-Eureka trend of north-central Nevada. The Projects lie in geologically complex areas where mineralizing systems have been structurally dismembered, tilted, and largely covered by post-mineral rocks. Recognition of the post-mineral structural relationships, and application of alteration and mineral zoning patterns and geochemical signatures in that context, has identified untested porphyry copper targets at each of the threeProjects.

Overview of Commercial Terms for Each Project. Each of the Projects – Jasper Canyon, BuckhornCreek and Frazier Creek – is covered by a separate exploration and earn-in agreement. Pursuant to each Project earn-in agreement, Savant can earn an initial 60% interest in the Project by completing a total of $2,070,000 (all dollar amounts in USD) in work expenditures, delivering 800,000 shares of Savant, reimbursing EMX’s 2013-2014 property holding costs, and paying a total of $342,500 in several tranches over a five year period. In addition, for each Project, upon completion of an NI 43-101 compliant preliminary economic assessment (“PEA”), Savant will make an additional payment to EMX of $75,000.

Each Project earn-in agreement provides that after Savant has earned the initial 60% interest in the Project, Savant may either:

  Earn an additional 40% interest in the Project by completing an additional $10,000,000 in work expenditures, paying EMX $500,000, granting EMX a 2.5% NSR royalty and paying annual advanced royalty payments of $200,000, until production but capped at 20 years; or

  Elect not to acquire the remaining 40% interest but instead elect to form a joint venture company
  (“JV”).

For each Project, if Savant elects to form a JV, EMX may elect not to participate in the JV and instead exchange its 40% interest for a 2.5% NSR royalty, in which event the annual advanced royalty payments will be $50,000 for the first and second anniversaries, $75,000 for the third and fourth anniversaries, and $100,000 annually thereafter. The obligation to make annual advanced royalty payments will cease upon the earlier of production or the 20th anniversary of the royalty agreement.

For each Project, Savant may purchase a total 0.5% NSR royalty out of the EMX NSR royalty by, first, purchasing a 0.25% NSR royalty within 90 days after Savant’s decision to advance the project following completion of a feasibility study for $750,000 and then, if Savant has purchased the initial 0.25% royalty, purchasing an additional 0.25% out of the EMX royalty any time prior to production for $1,250,000.

Jasper Canyon Project. The Jasper Canyon Project is located approximately seven kilometers north of the town of Globe, Arizona, in the Globe-Miami mining district. The target lies on the flanks of the Schultze granite intrusive complex, the source of numerous past and current producing copper mines and deposits in the Globe-Miami and Superior mining districts, including Resolution and Magma (Rio Tinto/BHP Billiton), Pinto Valley (Capstone), Carlota (KGHM), and Miami-Inspiration (Freeport McMoRan). In the Globe-Miami district, the porphyry copper systems have been dismembered by post-mineral faults, displacing upper levels of the mineralized systems northeastward that have been variably concealed by post-mineral cover. Jasper Canyon represents a fault-bounded and largely covered portion of a porphyry copper target in a previously unexplored northeastern portion of the district. Other fault-bounded copper deposits in the district at similar structural levels include Copper Cities (BHP Billiton), Miami East (BHP Billiton), Van Dyke (Copper Fox), and Old Dominion (BHP Billiton). These mines and deposits provide context for the Jasper Canyon Project, which occurs in a similar geologic setting.

Buckhorn Creek Project. The Buckhorn Creek project is located adjacent to the Sheep Mountain porphyry center, approximately 70 kilometers northwest of Phoenix, Arizona. The porphyry centers and host rocks in the Sheep Mountain area are complexly faulted and tilted by post-mineral faults and largely covered by post-mineral rocks. Small windows through these younger cover rocks exhibit porphyry related alteration and mineralization that vector towards a large, concealed target area on the Buckhorn Creek property. Adjacent to the target area, post-mineral rocks contain beds of altered and mineralized porphyry and Laramide intrusive clasts. EMX and Savant are targeting the porphyry copper source of the clasts that is interpreted to be concealed beneath the veneer of post-mineral units.

Frazier Creek Project. Frazier Creek is located in Eureka County, Nevada about 12 kilometers north of the Mount Hope porphyry molybdenum deposit. The property lies along the prolific Battle-Mountain Eureka trend that is host to many styles of mineralization including porphyry copper-gold, porphyry molybdenum, polymetallic skarn, epithermal gold-silver, and Carlin-type gold. Previous exploration on the property focused on Carlin style gold systems. New work by EMX geologists led to the reinterpretation of extensive zones (1.8 by 2 kilometers) of alteration and mineralization with highly anomalous copper and molybdenum as distal features related to a porphyry system. EMX and Savant are targeting the porphyry source of alteration and mineralization identified on the property.

EMX's Prospect and Royalty Generation Business Model. EMX staked the Projects on open ground at minimal cost based upon the application of in-region geologic knowledge. The partnering of these three porphyry copper properties with Savant was a result of EMX’s successful execution of the prospect and royalty generation business model. The Company looks forward to working with Savant as they continue to advance these quality copper Projects.

About Savant Explorations Ltd. Savant is an exploration and development stage company focused on generating and exploring high quality precious and base metal properties in stable jurisdictions. Savant has recently initiated a new exploration and discovery strategy in Southwest United States with the acquisition of the Buckhorn, Jasper Canyon, and Frazier Creek properties. Savant’s other properties and assets are 100% owned with combined annual holding costs of approximately $30,000. Savant has a partner funding the Yuby Gabriela copper property in Chile with the next option payment of US$1,000,000 due to Savant at the end of April 2014. Savant also owns two other high-quality properties, Blue Moon and Yava, that Savant’s management is seeking to monetize for maximum value to Savant and its shareholders.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2013 (the “MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2012 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.